Exhibit 99.1

SGOCO Group, Ltd. Appoints New Director

Hong Kong, October 23, 2017 /PRNewswire/ -- SGOCO Group, Ltd. (Nasdaq: SGOC) ("SGOCO" or the "Company"), a company focused on product design, distribution and brand development in t5he Chinese display, computer and virtual reality (“VR”) product markets as well as energy saving products and services, today announced that the Board of Directors of the Company has appointed Mr. LI, Wang Tai Dominic ("Dominic Li") as the director of the Company, effective on October 16, 2017, to replace Mr. Kim Sing (Eric) Cheng, who notified the Company his resignation from the Board, effective on October 16, 2017. Mr. Eric Cheng indicated his resignation is for personal reason and not due to any disagreement with the Company.

Mr. Dominic Li, age 34, is the founder and Chief Executive Officer of The Dessert Kitchen, a global dessert franchise with over 30 franchise stores worldwide. Mr. Li has extensive experience in managing franchising businesses, forming strategic allegiances, building and maintaining important supply and distribution networks, implementing marketing and business expansion strategies through traditional media as well as crowdfunding platforms. Mr. Li also has over 10 years of manufacturing and trading experience in Greater China Region and worked closely with factories and distributors, utilizing e-commerce technology and social media platforms. Mr. Li holds a degree in Criminology from the University of Western Sydney, Australia.

The Board determines based on its investigation and the information supplied to the Board with respect to Mr. Li that he is “independent” under the independence requirements of Rule 10A-3 promulgated under the Securities Exchange Act of 1934 and as defined by NASDAQ Rule 5605(a)(2), and that Mr. Li does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Mr. Shi-Bin Xie, Chief Executive Officer of SGOCO, commented, "we would like to welcome Dominic Li to the SGOCO Board.  We are confident that his professional background and industry expertise will prove valuable as the Company continues to market and expand its products and services in China. I also want to thank Mr. Eric Cheng for his contributions during his tenure as a director of the Company and wish him success in his future endeavors."

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on product design, brand development and distribution in the Chinese display, computer and visual reality (“VR”) product markets as well as energy saving products and services. SGOCO sells its products and services in the Chinese market and abroad. For more information about SGOCO, please visit our investor relations website:

http://www.sgocogroup.com

For investor and media inquiries, please contact:
SGOCO Group, Ltd.
Tony Zhong
Vice President of Finance
Tel: +852 2386 3328

Email: ir@sgoco.com

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," “will,” "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a “light-asset” model. Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, requirements or changes adversely affecting the LCD and LED and energy saving and VR markets in China; fluctuations in customer demand for our services and products generally; our success in promoting our brand of our services and products in China and elsewhere; our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; the fluctuations and competition in sales and sale prices of our services and products in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; changing principles of generally accepted accounting principles; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.